April 23, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Division of Corporation Finance

Re:	3COM Corporation Form 10-K for the Fiscal Year Ended June 2, 2006 Filed August 11, 2006 Form 10-Q for the Quarterly Period Ended December 1, 2006 Filed January 9, 2007 File No. 0-12867
Ladies and Gentlemen:
     We refer to Kathleen Collins’ letter dated March 19, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended June 2, 2006 and the Form 10-Q for the quarterly period ended December 1, 2006 of 3COM Corporation (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Kathleen Collins’ letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended June 2, 2006
Consolidated Statement of Operations, page 47
1.	We note that you include both products and services in your line item titled “Sales” in your Consolidated Statement of Operations. Tell us how you considered separately disclosing product and service revenues and their respective costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, we note your breakdown of product categories on page 34 and it appears that certain categories may include both product and services (e.g. TippingPoint maintenance included in the Security category).
Response:
The Registrant respectfully notes that Rule 5-03(b)(1) and (2) of Regulation S-X states that if income is derived from more than one of the subcaptions described in 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. The rule also states that if these items are combined, related costs and

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

expenses as described under Rule 5-03.2 shall be combined in the same manner. 3Com’s consolidated service revenue for the 2006 fiscal period was $45.6 million, or 5.7 percent of total consolidated revenue, which is inclusive of all services offered and reported in the category to which you refer. Related costs and expenses were $27.8 million or 6.0 percent of total consolidated cost of sales. Accordingly, services were not reported as a separate line item on the Consolidated Statement of Operations. In the breakdown of product categories 3Com shows both product and services in the Security category as management views the TippingPoint Digital Vaccine service as an integral part of Security.
Note 2: Significant Accounting Policies
Revenue Recognition, page 53
2.	You indicate that for sales of products that contain software that is marketed separately, you apply SOP 97-2 to recognize revenue. Tell us for which of your products the software is sold separately and accounted for pursuant to SOP 97-2. For the remaining products, where software may not be sold separately but is embedded in the hardware, tell us how you determined that SAB 104 is the applicable accounting guidance for revenue recognition. In this regard, for each product line, tell us how you considered the guidance in footnote 2 to SOP 97-2 in determining that the embedded software is incidental to the hardware.
Response:
The Registrant respectfully submits that its TippingPoint division sells a software product called Digital Vaccine that is marketed separately from other products and services. Digital Vaccine is the only 3Com software product that is sold separately. As to all other 3Com products, we have determined that SAB 104 is the applicable accounting guidance for revenue recognition. In this regard, 3Com considered the guidance in footnote 2 to SOP 97-2 in order to determine for each product line whether the embedded software is incidental to the hardware. These considerations include:
•	A lack of significant focus of the marketing effort — Other than Digital Vaccine software, 3Com’s marketing efforts are principally for hardware and the Company conducts no significant marketing efforts for the firmware in any of its software-enabled products, as the firmware (as such embedded software is commonly called) is not sold separately;
•	Postcontract customer support provided is not limited to software support — customers purchasing 3Com hardware products are entitled to warranty releases to repair problems contained in embedded firmware, in addition to their rights with respect to problems associated with hardware; the Company provides reserves for the estimated cost of these obligations. In addition, customers are not

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

required but are able to purchase, for a fee, an extended warranty arrangement which provides for engineering support, extended hardware warranty periods, feature enhancements, incremental functionality, maintenance and bug fixes for the entire unit owned by a customer. These extended warranty features are not limited to the firmware or the functionality of the firmware, the firmware upgrades are not significant, and the firmware is not marketed as standalone software. 3Com has objective evidence of the fair value of these extended warranty arrangements, which consists of the price when sold separately (which would also constitute VSOE under SOP 97-2) ; and
•	No significant costs incurred within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed — 3Com has not incurred significant software development costs within the Scope of Statement No. 86. 3Com’s development efforts, apart from Digital Vaccine, are focused on the total product solution, and are not limited to software development or engineering. Development costs associated with firmware updates have not been and are not expected to be significant.
Accordingly, 3Com has concluded that SAB 104 is the applicable accounting guidance for determining revenue recognition for product sales and SOP 97-2 does not apply, with the exception of sales of products containing Digital Vaccine.
3.	We note in your disclosure that for arrangements that include multiple elements, such as sales of products that include maintenance or installation services, revenue is allocated to each element based on the relative fair value. For multiple-element arrangements that are accounted for pursuant to SOP 97-2, tell us how you determine VSOE for each undelivered elements. For maintenance, explain the process you use to evaluate the various factors that affect your VSOE. Does the price charged for the individual elements vary from customer to customer or geographic location? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
Response:
The Company has only one material software product offering containing multiple elements accounted for under SOP 97-2. The Company’s Digital Vaccine offering consists of the licensing of the Digital Vaccine software and provision of periodic maintenance. Maintenance includes postcontract customer support in the form of rights to unspecified future upgrades, which consist of Digital Vaccine filters packages that are updated and released weekly or more often as security threats emerge. Management has determined VSOE of the fair value of the undelivered element, maintenance, based upon that amount for which we sell maintenance separately, such as the maintenance contract renewal rate, in accordance with paragraph 10 of SOP 97-2. Digital Vaccine maintenance is provided by the Digital Vaccine team, located in Austin, Texas. The

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

price charged for the individual elements does not vary from customer to customer or by geographic location.
4.	We note your reference to software updates on page 6. Tell us if you offer specified or unspecified upgrade rights and tell us how you account for such rights pursuant to paragraphs 36-38 and 56 of SOP 97-2.
Response:
As described in the response to comment 3 above, 3Com offers unspecified upgrade rights to Digital Vaccine software, on a when-and-if-available basis. The Company considers these rights to be postcontract customer support. Revenues relating to maintenance contracts are amortized ratably over the contract period.
5.	Please clarify your statement that sales of services, including professional services, system integration, project management and training are recognized upon delivery and completion of performance. Do delivery and completion normally occur at the same time? If not, tell us if revenues are recognized at various points as the services are being performed and describe to us the timing for your revenue recognition and the methods use to recognize revenue (i.e. proportional performance, time and materials, etc.).
Response:
The Registrant respectfully submits that delivery and completion of performance do occur at the same time. The Company did not intend in its disclosure to imply that delivery and completion could occur at different times. The Registrant will in its future filings clarify in its disclosure that sales of services, including professional services, system integration, project management and training, are recognized upon the completion of performance.
6.	Please explain the increase in deferred revenue included in accrued liabilities and other from $21,756 at May 31, 2005 to $57,050 at May 31, 2006.
Response:
The Registrant respectfully notes that the approximately $35.3 million increase in deferred revenue was comprised of an increase of $15.8 million in the SCN segment and an increase of approximately $19.5 million as a result of the consolidation of H3C’s results into 3Com. The May 31, 2006 balance of deferred revenue includes the consolidated H3C segment that had $19.5 million of deferred revenue. H3C was not consolidated in the May 2005 results. The SCN segment’s deferred revenue increased from $21.8 million as of May 31, 2005 to $37.6 million as of May 31, 2006. The main driver of this increase was the January 2005 acquisition of TippingPoint, a business that

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

has a growing product line. TippingPoint had deferred revenue as of May 31, 2005 of $5.2 million and it grew to $14.5 million as of May 31, 2006.
Note 4: Acquisitions, page 56
7.	We note that on January 27, 2006 the Company acquired an additional 2% interest in the H-3C joint venture, bringing your total investment interest to 51%. We further note that the Company determined the criteria of EITF 96-16 have been met and accordingly, you consolidated H-3C’s financial statements beginning February 1, 2006. It appears from your disclosures that the minority shareholder, Huawei, has certain approval or veto rights. Please explain such rights and tell us whether you considered such rights to be protective or participating rights. If the latter is the case, then tell us how you determined whether such rights were substantive and how you determined that consolidation by the majority shareholder was appropriate based on the guidance in EITF 96-16.
Response:
Prior to the exercise by the Company of its option to acquire an additional 2% interest in H3C from Huawei, the governance of H3C was determined by reference to an agreement between the shareholders entered into at the time of the Company’s initial investment in H3C, which was at that time a Huawei 51% owned subsidiary. This agreement contained certain rights which we considered to be participatory in nature and which if left unchanged would have potentially overcome the presumption that the majority shareholder should consolidate H3C. Note that Huawei was the majority holder prior to the exercise of our option.
As part of the negotiation and finalization of the terms under which the Company would acquire majority voting control, the shareholder agreement was amended to remove the rights considered to be participatory, such that the remaining rights accruing to Huawei as the minority shareholder are now considered to be protective, as such term is defined in EITF 96-16, and are not considered to overcome the presumption that the Company, as the majority shareholder, must consolidate H3C.
The Company evaluated the remaining rights accruing to Huawei and concluded that such rights are protective, not participating. These rights are generally exercised through a requirement that a Huawei appointed director approve certain matters before they can be taken, which consist of actions such as amendments to the articles of incorporation of H3C; merger, disposition, liquidation or bankruptcy actions; issuance of additional capital stock or changes in the registered capital of H3C; payments of dividends outside the normal course of business; and matters related to the relationship between H3C and the Company and Huawei. These rights are considered protective under the provisions of EITF 96-16.
In particular, none of the rights held by Huawei give them the right to:

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

1.	Select, terminate, and set the compensation of management responsible for implementing the investee’s policies and procedures; or
2.	Establish operating and capital decisions of the investee, including budgets, in the ordinary course of business.
3Com has since acquired the remaining 49% of H3C and, accordingly, these minority rights have expired.
8.	Notwithstanding your response to our previous comment, tell us how you considered the guidance in FIN 46R in determining whether your investment in H-3C should be consolidated. Please provide us your analysis under FIN 46R at both the initial formation of the joint venture when the Company had a 49% ownership interest and at the point you acquired the additional 2% ownership interest. At a minimum, tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the joint venture is a variable interest entity under this Interpretation. If you have determined that your investment in the limited liability company is a variable interest entity, explain how you evaluated paragraphs 14 and 15 of FIN 46(R) to determine the primary beneficiary.
Response:
At the date of the Company’s initial investment in H3C in November 2003, FIN 46(R) had not yet been finalized, and therefore the Company evaluated its initial investment under FIN 46. However, the essential conclusions reached would have been the same.
The Company first considered whether it held a variable interest, and since common stock was the form of the investment, concluded that it did. 3Com then considered whether H3C was a variable interest entity, using the criteria in paragraph 5, and reached the following conclusions:
•	With respect to paragraph 5a, H3C was well capitalized at formation, with equity representing over 50% of its total capitalization. This equity investment was considered to be more than sufficient to finance the anticipated operating plan of H3C, with no further capital infusion expected. Note also that neither the Company nor Huawei had any obligation to provide any further funding to H3C beyond that contributed at the initial investment date.
•	With respect to paragraph 5b, neither the Company nor Huawei lacked the three characteristics indicative of a controlling financial interest; each investor had and continued to have voting rights proportional to their ownership interest, both parties had the obligation to absorb their proportional share of losses, and both had the right to receive their proportional share of the expected residual returns of H3C. There were no caps on these returns, nor

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

were there any guarantees of return provided by, between, or to any of the two equity investors.
•	With respect to paragraph 5c, H3C’s ownership interests are represented by shares of stock. Each stockholder’s voting interest was proportional to the amount of shares held to total shares, and as mentioned above, each party was obligated to absorb losses and entitled to receive returns based on their proportional ownership interest.
As a result, the Company concluded at the date of its initial investment that H3C was not a variable interest entity, and that, therefore, the guidance contained in ARB 51 and SFAS 94 should be the determining literature for assessing the need to consolidate. While the issuance of FIN 46(R) modified some of the guidance contained in FIN 46, it did not alter the conclusion reached and documented above.
With respect to whether a reassessment of that conclusion was required as of the date of the Company’s acquisition of a further 2% interest, 3Com points out to the Staff that its incremental investment consisted of the purchase of shares from Huawei, not from H3C. 3Com considered whether any of the criteria noted in paragraph 7 of FIN 46(R) would indicate that a reassessment event had occurred and concluded that none had occurred. While the amendment to the shareholder agreement modified H3C’s governing documents, the amendments a) did not change the characteristics of H3C’s equity or result in any change in the adequacy of capital at risk, b) did not result in a return of capital to either the Company or Huawei, c) did not result in any new activities or acquisition of any additional assets, and d) did not result in an increase in equity at risk from another party or result in a modification of activities in a way that would result in a reduction of anticipated losses. The equity of H3C was unaffected by the transaction as the exchange occurred between the shareholders and H3C was not directly involved.
9.	We note your disclosures in Note 4 where you provide the allocation of the $28.2 million purchase price paid to acquire the additional 2% interest in H-3C. Tell us how you considered the amount previously paid to acquire the initial 49% interest in this joint venture in accounting for this step acquisition. In this regard, we note your disclosures in Note 10 where you indicate that the Company recorded approximately $132.7 million of intangible assets related to the H-3C acquisition, however, it is not clear from your disclosures in Note 4 how you determined the total cost of this acquisition and how you allocated the entire purchase price in this transaction. Please explain.
Response:
The Registrant respectfully responds that the H3C acquisition was accounted for as a step acquisition. As a step acquisition, the Company allocates the purchase price paid in each step of the acquisition separately based upon the percentage being acquired. The total cost of the acquisition consisted of $160 million in cash paid in 2003 for a 49% interest in H3C, and a

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

further $28 million paid in January 2006 to purchase an additional 2% interest from Huawei. The purchase price for each incremental acquisition was allocated to the underlying assets based on independent appraisals, however, the intangible assets associated with the 2003 investment were carried as part of our equity method investment in H3C, in accordance with APB 18. Following the purchase of a controlling interest and our consolidation of H3C into 3Com, the Company reflected the net carrying value of these intangibles on the consolidated balance sheet.
3Com will enhance our disclosure in future filings to include the aggregate purchase price paid for our investment in H3C, including amounts paid in March 2007 to purchase Huawei’s remaining interest in H3C.
Note 20: Geographical Information, page 77
10.	We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
Response:
The Registrant advises the Staff that 3Com has legal entities in the following Middle East locations:
•	Saudi Arabia
•	Israel
3Com sells to distributors in the following Middle East locations:
•	Bahrain
•	Egypt
•	Israel
•	Jordan
•	Kuwait
•	Lebanon
•	Oman
•	Qatar
•	Saudi Arabia
•	Turkey
•	United Arab Emirates
•	Yemen
3Com sells to resellers in the following Middle East locations:
•	Azerbaijan
•	Israel
•	Saudi Arabia
•	Turkey
•	United Arab Emirates
3Com has end-users with direct relationships in Israel.
Form 10-Q for the Quarterly Period Ended December 1, 2006

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Three and Six Months Ended November 30, 2006 and 2005, page 20
11.	We note that other income, net increased $12.1 million and $16.7 million in the three and six months ended November 30, 2006, respectively, due mainly to other income from H-3C for an operating subsidy program by the Chinese tax authorities funded by VAT, collected by H-3C from purchasers of certain software products. Please explain the terms of this subsidy program and tell us how it results in income to the Company.
Response:
The Registrant respectfully responds as follows: In 2000, the People’s Republic of China, or the PRC, government changed the tax applied to sales transactions of entities in the PRC software industry from business tax to value-added tax, or VAT. Under applicable regulations, software is broadly interpretated to include hardware with embedded software. The standard VAT rate in China across all industries is 17%, however, from time to time the government changes the effective rate on an industry-basis (or in certain cases on a product class or service class basis). In order to encourage software sales, the PRC government adopted a subsidy program. Under this program, companies remit VAT taxes on software sales and then must apply for the subsidy, which is funded by a portion of the VAT taxes collected. This program runs through 2010. The taxpayer submits an application form together with supporting documents and the refund is paid if it is approved by the tax authorities. VAT is payable by the product seller or service provider, and there are no obligations to pass the ‘refund’ to the ultimate customer. The ‘refund’ is of amounts that were originally collected by the company from the software purchaser.
The Company’s basis for recording the VAT refund as other income: There are no pronouncements that provide explicit guidance on U.S. GAAP accounting for and disclosure concerning government grants. The Issues Paper on “Accounting For Grants Received From Governments” issued by the American Institute of Certified Public Accountants (“AICPA”) has been superseded by International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. As a result, 3Com has looked to IAS 20 for guidance on the accounting for government grants and assistance. Paragraph 29 of IAS 20 states: Grants related to income are sometimes presented as a credit in the income statement, either separately or under a general heading such as “Other income”; alternatively, they are deducted in reporting the related expense. In the absence of specific U.S. GAAP accounting guidance, 3Com applied the IAS 20 concept that a grant receivable as compensation for costs already incurred or for immediate financial support, with no future related costs, should be recognized as income in the period in which it is receivable. In 3Com’s case, the subsidy was intended to subsidize the cost of capital for the investment in product

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

development. Since 3Com used its own funds without borrowing to invest, and the investments had already been made, there was no related current period expense against which the amount of the subsidy could be reduced. Therefore the subsidy was recognized when received. Because the subsidy received from the PRC Government related to a non-operating item incurred by 3Com, such amount was classified for U.S. GAAP purposes as other income in accordance with IAS 20.
* * * * *
In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (508) 523-1101.

Very truly yours, 3COM CORPORATION
/s/ Donald M. Halsted, III
Donald M. Halsted, III
Executive Vice President, Finance and Chief Financial Officer

Cc: Kari Jin